     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION SEPTEMBER 9, 1999
                                                     REGISTRATION NO. 333-85171
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ---------------------------------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------

                          COLLATERAL THERAPEUTICS, INC.
             (Exact name of Registrant as Specified in Its Charter)

               Delaware                                33-0661290
    (State or Other Jurisdiction of                 (I.R.S. Employer
    Incorporation or Organization)                 Identification No.)
                                   ----------

             11622 El Camino Real, San Diego, CA 92130 858-794-3400
    (Address, Including Zip Code, And Telephone Number, Including Area Code,
                  Of Registrant's Principal Executive Offices)
                                   ----------

                              Jack W. Reich, Ph.D.
                      President and Chief Executive Officer
                          COLLATERAL THERAPEUTICS, INC.

             11622 El Camino Real, San Diego, CA 92130 858-794-3400
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                                   ----------
                                   COPIES TO:

                              Faye H. Russell, Esq.
                              Maria P. Sendra, Esq.
                         BROBECK, PHLEGER & HARRISON LLP
                         550 West "C" Street, Suite 1300
                           San Diego, California 92101
                                 (619) 234-1966
                                   ----------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If only the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                                   ----------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 1999

                             PRELIMINARY PROSPECTUS

         The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell the common stock and it is not soliciting an offer to buy the common stock in any state where the offer or sale is not permitted.

                                2,150,000 SHARES

                          COLLATERAL THERAPEUTICS, INC.

                                  COMMON STOCK

         This prospectus relates to the public offering, which is not being underwritten, of 2,150,000 shares of our common stock, which is held by some of our current stockholders.

         Our common stock is traded on the Nasdaq National Market under the symbol "CLTX." On September 7, 1999, the average of the high and low price for the common stock was $18.00.

                                 ---------------

         THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 3 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY SHARES OF COMMON STOCK.

                                 ---------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this prospectus is _____________ ___, 1999

                                TABLE OF CONTENTS
                                -----------------
                                                                   Page
                                                                   ----

         COLLATERAL THERAPEUTICS, INC................................1

         RISK FACTORS................................................3

         FORWARD-LOOKING STATEMENTS.................................13

         WHERE YOU CAN FIND MORE INFORMATION........................13

         INFORMATION INCORPORATED BY REFERENCE......................14

         USE OF PROCEEDS............................................14

         PLAN OF DISTRIBUTION.......................................14

         SELLING STOCKHOLDERS.......................................17

         LEGAL MATTERS..............................................18

         EXPERTS....................................................18

                          COLLATERAL THERAPEUTICS, INC.

         Collateral is focused on the discovery, development and commercialization of non-surgical gene therapy products for the treatment of cardiovascular diseases, including:

         -        coronary artery disease,

         -        peripheral vascular disease,

         -        congestive heart failure, and

         -        heart attack.

         Our non-surgical gene therapy products use technologies which include:

         -        our methods of gene therapy,

         -        therapeutic genes, and

         -        gene delivery vectors.

         Cardiovascular disease is the leading cause of death in the U.S. In 1999, the American Heart Association reported that an estimated 58.8 million patients in the U.S. had cardiovascular disease. The American Heart Association also estimated in 1999 that the U.S. healthcare system spends approximately $178.2 billion annually on the care and treatment of patients with cardiovascular diseases.

         We believe that our products under development hold the potential to revolutionize the treatment of cardiovascular diseases. We believe that these products could provide a new standard of care by offering patients simpler, more cost-effective and lower-risk alternatives to currently available treatments, such as coronary artery bypass surgery and angioplasty. Our initial gene therapy products are designed to promote and enhance angiogenesis, a natural biological process that results in the growth of additional blood vessels to restore adequate levels of blood flow to oxygen-deprived tissues. In collaboration with our partner Schering AG, in May 1998 we began early stage testing in humans, known as a Phase 1/2 trial, for GENERX-TM-, the first of our gene therapy products.

         We have designed our initial gene therapy products for non-surgical administration by an interventional cardiologist using our methods of gene therapy. These methods involve a one-time intra-coronary infusion of our product through a standard cardiac catheter, which could be administered at the time of initial angiography, on an out-patient basis. In addition to our products designed to promote and enhance angiogenesis, we are also actively researching gene therapy products designed to enhance function of the heart in patients suffering from heart failure and to stimulate heart muscle regeneration after heart attack.

         The following table describes GENERX-TM- and our other non-surgical cardiovascular gene therapy product candidates and their development status:

           PRODUCT           TECHNOLOGY         MEDICAL          DEVELOPMENT
          CANDIDATE      (DESIGNATED GENE)     INDICATION           STATUS
          ---------      -----------------     ----------           ------

          GENERX-TM-        Angiogenesis   Stable exertional      Phase 1/2
                              (FGF-4)        angina due to
                                            coronary artery
                                                disease


          GENEVX-TM-        Angiogenesis   Stable exertional     Preclinical
                               (VEGF)        angina due to
                                            coronary artery
                                                disease


        GENVASCOR-TM-       Angiogenesis       Peripheral        Preclinical
                              (FGF-4))      vascular disease


         GENECOR-TM-        Angiogenesis    Congestive heart     Preclinical
                                                failure


         CORGENIC-TM-        Myocardial     Congestive heart     Preclinical
                             adrenergic         failure
                          signaling (AC-6)


          MYOCOR-TM-        Heart muscle      Heart attack       Preclinical
                            regeneration


         We intend to focus on research and development of products, while leveraging our technology through the establishment of product development, manufacturing and marketing collaborations with select pharmaceutical and biotechnology companies. In May 1996, we entered into a strategic collaboration with Schering AG, covering gene therapy products for the promotion and enhancement of angiogenesis. Schering AG has made equity investments in Collateral in connection with this collaboration agreement.

         The Schering AG collaboration provides us with the financial resources and product development support to allow us to develop particular gene therapy products to promote and enhance angiogenesis. For other products, we intend to select development and/or commercialization partners after we have completed preclinical and, possibly, clinical studies for each product. We expect that, in the event of successful commercialization of our products, royalties on worldwide sales of such products would generate significant revenues in the long-term.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO OTHER INFORMATION IN THIS REGISTRATION STATEMENT, BEFORE PURCHASING SHARES OF OUR COMMON STOCK. EACH OF THESE RISK FACTORS COULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION, AS WELL AS ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN OUR COMMON STOCK.

RISKS RELATED TO OUR BUSINESS

         IF OUR POTENTIAL PRODUCTS ARE NOT SUCCESSFULLY DEVELOPED, OUR REVENUES WILL BE REDUCED.

         Our potential products are in the early stages of development. Either we or a collaborative partner must undertake the time-consuming and costly processes of completing development and testing for each of our potential products. To date, only one of our potential products, GENERX-TM-, has advanced to clinical trials, and those trials are not yet complete. Our other potential products have not yet advanced to clinical trials, and it is uncertain whether we or a collaborative partner will be able to complete product development.

         There are many reasons that our potential products may not advance beyond early stage testing, including the possibility that:

         -        our potential products may be ineffective or toxic;

         - our potential products may be too expensive to develop or manufacture;

         - others may hold or acquire proprietary rights that could prevent us from developing our products; or

         -        others may develop equivalent or superior products.

Even if our potential products advance in preclinical development, we or our partners may not succeed in carrying these potential products forward to clinical testing. The uncertainties inherent in the development of our potential products are especially significant in view of their early stage nature.

         IF OUR PRODUCT CANDIDATES DO NOT SUCCESSFULLY COMPLETE THE CLINICAL TRIAL PROCESS, WE WILL NOT BE ABLE TO MARKET THEM.

         For product candidates that advance to clinical testing, we cannot be certain that we will successfully complete the clinical trials necessary to receive regulatory product approvals. This process is lengthy and expensive. To obtain regulatory approvals, we must demonstrate through preclinical studies and clinical trials that our products are safe and effective for use in at least one medical indication. Promising results in preclinical studies and initial clinical trials do not ensure successful results in later clinical trials, which test broader human use of our products. Many companies in our industry have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. Clinical trials may not result in a marketable product.

         Many factors may adversely affect clinical trials. For example, clinical trials are often conducted with patients who have the most advanced stages of disease. During the course of treatment, these patients can die or suffer other adverse conditions for reasons that may not be related to the proposed product being tested. These reactions may adversely affect our clinical trial results. As a result, our ability to ultimately market the products and obtain revenues would suffer.

         In addition, our ability to complete clinical trials depends on many factors, including obtaining adequate clinical supplies and having a sufficient rate of patient recruitment. For example, patient recruitment is a function of many factors, including:

         -        the size of the patient population,

         -        the proximity of patients to clinical sites, and

         -        the eligibility criteria for the trial.

         Even if patients are successfully recruited, we cannot be sure that they will complete the treatment process. Delays in patient enrollment or treatment in clinical trials may result in increased costs, program delays or both.

         With respect to foreign markets, we or our partner will also be subject to foreign regulatory requirements governing clinical trials. Even if we complete clinical trials, we may not be able to submit a marketing application. If we submit an application, the regulatory authorities may not review or approve it in a timely manner, if at all.

         OUR COLLABORATORS MAY CONTROL ASPECTS OF OUR CLINICAL TRIALS WHICH COULD RESULT IN DELAYS OR OTHER OBSTACLES TO THE COMMERCIALIZATION OF THESE PRODUCTS.

         Our collaborative partners may have or acquire rights to control aspects of our product development and clinical programs. For example, Schering AG has rights to control the planning and implementation of product development and clinical programs related to angiogenic gene therapy products. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate.

         OUR PRODUCTS MAY HAVE UNACCEPTABLE SIDE EFFECTS WHICH COULD DELAY OR PREVENT PRODUCT APPROVAL.

         Possible side effects of gene therapy technologies may be serious and life-threatening. The occurrence of any unacceptable side effects during or after preclinical and clinical testing of our potential products could delay approval of our products and our revenues would suffer. For example, possible serious side effects of viral vector-based gene transfer include viral infections resulting from contamination with replication-competent viruses and inflammation or other injury to the heart or other parts of the body. In addition, the development of cancer in a patient is a possible side effect of all methods of gene transfer. Furthermore, there is a possibility of side effects or decreased effectiveness associated with an immune response toward any viral vector or gene used in gene therapy. The possibility of such response may increase if there is a need to deliver the viral vector more than once.

         WE HAVE INCURRED LOSSES SINCE INCEPTION AND MAY NEVER BE PROFITABLE.

         We formed Collateral in 1995 and have only a limited operating history to review in evaluating our business and prospects. We have incurred operating losses since our inception in 1995. As of June 30, 1999, our accumulated deficit was approximately $11.0 million. We expect to incur additional losses for the foreseeable future. We also expect our losses to increase as our research and development efforts and clinical trials progress.

         Our revenues to date have consisted of payments under our collaborative arrangements and interest income. To date, we have not generated any revenue from product sales. We do not expect to generate any revenue from our products for a number of years, if at all. If we, alone or with our collaborators, do not successfully develop, manufacture and commercialize our products, we may never achieve profitability. Even if we do achieve profitability, we cannot predict the level of such profitability.

RISKS RELATED TO PATENTS AND PROPRIETARY INFORMATION.

         IF OUR PRODUCTS ARE NOT EFFECTIVELY PROTECTED BY VALID ISSUED PATENTS OR IF WE ARE NOT OTHERWISE ABLE TO PROTECT OUR PROPRIETARY INFORMATION IT COULD HARM OUR BUSINESS.

         Our business success will depend in part on our ability and that of our licensors to:

         - obtain patent protection for our methods of gene therapy, therapeutic genes and/or gene-delivery vectors both in the U.S. and in foreign countries,

         -        defend patents once obtained,

         - maintain trade secrets and operate without infringing upon the patents and proprietary rights of others, and

         - obtain appropriate licenses to patents or proprietary rights held by others with respect to our technology, both in the U.S. and in foreign countries.

         IF WE ARE NOT ABLE TO MAINTAIN ADEQUATE PATENT PROTECTION FOR OUR PRODUCTS, WE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM USING OUR TECHNOLOGY.

         The patent positions of gene therapy technologies such as those being developed by us and our collaborators involve complex legal and factual uncertainties. As a consequence, we cannot be certain that we or our collaborators will be able to obtain adequate patent protection for our potential products.

         We do not know whether our or our licensors' pending patent applications will result in the issuance of patents. In addition, issued patents may be subjected to proceedings limiting their scope, may be held invalid or unenforceable, or may otherwise provide insufficient proprietary protection or commercial advantage. Changes in patent laws may also adversely affect the scope of our patent protection and our competitive situation.

         Due to the significant time lag between the filing of patent applications and the publication of such patents, we cannot be certain that we were or our licensor was the first to file such patent applications. In addition, a number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our or our licensors' technologies or patent applications. A conflict could limit the scope of the patents, if any, that we or our licensors may be able to obtain or result in denial of our or our licensors' patent applications. If patents that cover our activities are issued to other companies, we cannot be sure that we could develop or obtain alternative technology.

         In addition, some of our products rely on patented inventions developed using U.S. government resources. The U.S. government retains rights in such patents, and may choose to exercise its rights.

         WE MAY BE SUBJECT TO COSTLY CLAIMS AND IF WE ARE UNSUCCESSFUL IN RESOLVING CONFLICTS REGARDING PATENT RIGHTS, WE MAY BE PREVENTED FROM DEVELOPING OR COMMERCIALIZING OUR PRODUCTS.

         Numerous patent applications and patents related to our business could result in third party claims against us. As the biotechnology industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe on the patents of others. Others could bring legal actions against us claiming damages and seeking to stop clinical testing, manufacturing and marketing of the affected product or use of the affected process. Litigation may be necessary to enforce our proprietary rights or to determine the enforceability, scope and validity of proprietary rights of others. If we become involved in litigation, it could be costly and divert our efforts and resources. In addition, if any of our competitors file patent applications in the U.S. claiming technology also invented by us, we may need to participate in interference proceedings held by the U.S. Patent and Trademark Office to determine priority of invention and the right to a patent for the technology. Like litigation, interference proceedings can be lengthy and often result in substantial costs and diversion of resources.

         If there were an adverse outcome of any litigation or interference proceeding we could have potential liability for significant damages. In addition, we could be required to obtain a license to continue to make or market the affected product or use the affected process. Costs of a license may be substantial and could include ongoing royalties. We may not be able to obtain such a license on acceptable terms.

         WE MAY NOT HAVE ADEQUATE PROTECTION FOR OUR UNPATENTED PROPRIETARY INFORMATION WHICH COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION.

         We also rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. However, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. To protect our trade secrets, we require confidentiality agreements upon beginning employment, consulting or collaboration with us. Agreements with employees also provide that all inventions resulting from work performed by them while in our employ will be our exclusive property. However, these agreements may not provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. Likewise, our trade secrets or know-how may become known through other means or be independently discovered by our competitors. Any of these events could prevent us from developing or commercializing our products.

RISKS RELATED TO OUR RELIANCE ON COLLABORATIVE RELATIONSHIPS AND LICENSING ARRANGEMENTS.

         WE MAY NOT BE ABLE TO SUCCESSFULLY ESTABLISH AND MAINTAIN COLLABORATIVE AND LICENSING ARRANGEMENTS WHICH COULD HINDER OR PREVENT OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR POTENTIAL PRODUCTS.

         Our strategy for the development, testing, manufacturing and commercialization of our potential products relies on our establishing and maintaining collaborations with corporate partners, licensors, licensees and others. At present we have a collaboration with Schering AG in the area of angiogenic gene therapy. We may not be able to maintain or expand this collaboration or establish additional collaborations or licensing arrangements necessary to develop and commercialize potential products based on our technology. If we are successful in establishing additional collaborations or licensing arrangements, they may not be on favorable terms. Any failure to enter into additional collaborative or licensing arrangements on favorable terms would adversely affect our revenues. The development programs contemplated by the collaborations or licensing arrangements also may not ultimately be successful.

         Under our current strategy, and for the foreseeable future, we will rely on our collaborative partners to develop and/or market our products. As a result, we will depend on collaborators to perform the following activities:

         -        fund preclinical studies,

         -        fund clinical development,

         -        obtain regulatory approval, and

         -        manufacture and market any successfully developed products.

         IF WE ARE NOT ABLE TO CONTROL THE AMOUNT AND TIMING OF RESOURCES OUR CURRENT AND FUTURE COLLABORATORS DEVOTE TO OUR PROGRAMS OR POTENTIAL PRODUCTS, OUR PRODUCT DEVELOPMENT COULD BE DELAYED OR TERMINATED, WHICH WOULD ADVERSELY AFFECT OUR REVENUES.

         Our collaborators may have significant discretion over whether or not to pursue development activities with us. We also cannot be certain that our collaborators will not pursue alternative technologies, on their own or with others, to develop competitive gene therapy products. If our collaborators develop competitive products, they may withdraw support for our programs. Our collaborative partners also may breach or terminate our agreements or otherwise fail to conduct their collaborative activities successfully. As a result, our product development could be delayed or terminated, which would adversely affect our revenues. In addition, revenues we receive from marketed products under our collaborations may depend on the marketing and sales efforts of our collaborators.

         Disputes may arise with our collaborators about who has ownership rights to any technology developed. These disputes could have the following results:

         - delay achievement of milestones or receipt of milestone payments,

         - adversely affect collaborative research, development and commercialization of potential products, or

         -        lead to litigation or arbitration.

Any of these results could be time consuming, expensive and disruptive to our operations.

         IF SCHERING AG TERMINATES OUR COLLABORATION AGREEMENT OR DEVELOPMENT PROGRAMS, WE MAY NOT BE ABLE TO DEVELOP OUR PRODUCTS ON COMMERCIALLY REASONABLE TERMS, IF AT ALL.

         We have entered into a research and development collaboration with Schering AG in the field of angiogenic gene therapy. Under this agreement, Schering AG has the following rights that could adversely affect the development of potential products under our collaboration:

         - discretion to pursue or not to pursue any development programs with us,

         - the right to terminate the agreement at any time if we materially breach the agreement or on 60 days written notice subject to the payment of a termination fee, and

         - the right to terminate the agreement upon 90 days written notice, without payment of a termination fee, if a competitor of Schering AG or us acquires substantially all of our assets or 49% or more of our voting stock.

We cannot be certain that this collaboration will continue or will be successful.

         We also intend to rely on our collaboration with Schering AG for significant continued funding of our angiogenic gene therapy research efforts. We cannot be certain Schering AG will continue to fund this research, especially if they develop competitive products. If they reduce or terminate this funding, we may have to fund clinical trials, product development and commercialization ourselves by using additional resources or by scaling back or terminating other research and development programs. We also may need to seek alternative collaborations or financing sources or sell or license rights to some of our proprietary technology that we consider valuable to our business. If Schering AG withdraws support, we may be unable to complete our product development programs.

         IF WE NEED ADDITIONAL FUNDS AND ARE UNABLE TO RAISE THEM, WE WOULD HAVE TO CURTAIL OR CEASE OPERATIONS.

         We will need substantial additional resources to develop our products. Our future capital requirements will depend on many factors, including:

         - the pace of scientific progress in our research and development programs,

         -        the magnitude of our research and development programs,

         - the scope and results of preclinical studies and clinical trials,

         - the time and costs involved in obtaining regulatory approvals,

         - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims,

         -        the costs involved in any potential litigation,

         -        competing technological and market developments,

         -        our ability to establish additional collaborations,

         -        changes in existing collaborations,

         - our dependence on others for development and commercialization of our potential products,

         -        the cost of manufacturing, and

         -        the effectiveness of our commercialization activities.

        We believe that our cash and anticipated sources of funding, including Schering AG and the net proceeds of this offering, will be adequate to satisfy our anticipated capital needs for at least the next two years. If our plans change, we may need to raise additional funds through new or existing collaborations or through private or public equity or debt financings. However, additional financing may not be available on acceptable terms or at all.

         IF OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, IT COULD MATERIALLY ADVERSELY AFFECT YOUR INVESTMENT AND OUR ABILITY TO RAISE ADDITIONAL CAPITAL AS NEEDED.

         We expect that our operating results will fluctuate from quarter to quarter based on when we incur expenses and receive revenues from our collaborative arrangements and other sources. We believe that some of these fluctuations may be significant. The level of funding by Schering AG may vary or they may withdraw funding altogether from one or more of our products. If Schering AG were to withdraw funding, our revenues and our ability to develop and commercialize our products would suffer.

         WE DEPEND ON THIRD-PARTY MANUFACTURERS OR COLLABORATORS TO MANUFACTURE OUR PRODUCTS WHICH MAY DELAY OR IMPAIR OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS ON A TIMELY AND COMPETITIVE BASIS OR ADVERSELY AFFECT OUR POTENTIAL FUTURE PROFITABILITY.

         We do not have internal manufacturing capabilities. Our current strategy is to establish relationships with our collaborators and others to manufacture our products for clinical trials and commercial sales. To date, we have established a manufacturing relationship as part of our collaboration with Schering AG. The agreement provides that Schering AG is solely responsible for manufacturing gene therapy products developed under our collaboration. We cannot be certain, however, that we will be able to maintain our relationship with Schering AG or establish relationships with other manufacturers on commercially acceptable terms. Any failure to do so would adversely affect our potential future profitability.

         Further, our manufacturers may experience a variety of problems in manufacturing our products, including:

         - an inability to manufacture commercial quantities of our products on a cost-effective basis,

         - non-compliance with Good Manufacturing Practices mandated by the FDA or by any foreign regulatory authority,

         -        manufacturing or quality control problems, or

         - an inability to obtain or maintain the governmental licenses and approvals required to manufacture our products.

         We will need to rely on third parties to market, sell and distribute our products and those third parties may not perform successfully. We do not have internal marketing and sales capabilities and may not be able to successfully market and sell our products. Our current strategy is to market and sell our products through our collaborative partners. For example, our collaboration with Schering AG provides that they will be solely responsible for marketing and selling gene therapy products we develop together. We cannot be certain, however, that we will be able to maintain our relationship with Schering AG or establish relationships with other drug or healthcare companies with distribution systems and direct sales forces on commercially acceptable terms. If we are required to market and sell our products directly, we will need to develop a marketing and sales force with technical expertise and distribution capability. Creating a marketing and sales infrastructure is expensive and time-consuming and thus could divert resources from other aspects of our business. In addition, to the extent we enter into co-promotion or other licensing arrangements, any revenues we receive will be dependent on the efforts of others, and we cannot be certain that their efforts will be successful.

         OUR PRODUCTS MAY NOT BE COMMERCIALLY SUCCESSFUL BECAUSE PHYSICIANS AND PATIENTS MAY NOT ACCEPT THEM.

         Our success will depend on the market acceptance of our products. The degree of market acceptance will depend upon a number of factors, including:

         -        the receipt and scope of regulatory approval,

         - the establishment and demonstration in the medical community of the safety and effectiveness of our products and their potential advantages over other treatments, and

         -        reimbursement policies of government and healthcare payors.

         In the past, parts of the medical community have been concerned with the potential safety and effectiveness of gene therapy products derived from disease-causing viruses, such as adenoviruses, which we use in our proposed gene therapy products. Physicians, patients, payors or the medical community in general may not accept our products as safe or may not use any product that we may develop.

         IF WE ARE NOT ABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND ADVISORS, IT MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN FINANCING OR DEVELOP OUR PRODUCTS.

         Our success depends on the key members of our scientific and management staff. The loss of one or more of these key members could impede our development objectives. We do not have employment agreements with our scientific or management staff. Certain key scientific staff members have entered into scientific advisory consulting agreements with us. However, these agreements may be terminated at any time by either party.

         Our future success also depends on recruiting additional qualified management, operations and scientific personnel. To pursue our research and development programs, we will need to hire additional qualified scientists and managers. There is intense competition for these qualified personnel among numerous pharmaceutical and biotechnology companies, universities and other research institutions. We may not be able to continue to attract and retain the personnel necessary to develop our business. If we are not able to attract and retain key personnel, we may not successfully develop our products or achieve our other business objectives.

         In addition, we rely on the members of our scientific advisory board to help formulate our research and development strategy. All of our scientific advisors are employed by others and may have commitments to, or consulting contracts with, other entities that may limit their availability to us. Each scientific advisor has agreed not to perform services for us that might conflict with services the advisor performs for another entity. However, a conflict of interest could result from these services which could impede our ability to develop our products.

         IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS IN CONNECTION WITH OUR ONGOING CLINICAL TRIALS OR FOLLOWING COMMERCIALIZATION, IT MAY RESULT IN REDUCED DEMAND FOR OUR PRODUCTS OR DAMAGES THAT EXCEED OUR INSURANCE LIMITATIONS OR RESOURCES.

         Our business exposes us to potential product liability risks that are inherent in the testing, manufacture and sale of human healthcare products. We have some product liability insurance for our Phase 1/2 human clinical trial for GENERX-TM-. As it becomes necessary, we intend to expand our insurance coverage to include clinical trials of other products under development and the manufacture and commercial sale of our potential products. We may be unable to obtain additional product liability insurance on commercially acceptable terms. Failure to obtain product liability insurance or to otherwise protect against product liability claims could prevent or delay the commercialization of our products. If we do not have insurance or adequate insurance, a successful product liability claim, series of claims, or product recall could divert our resources and result in significant expenses to us.

         WE MAY INCUR SUBSTANTIAL COSTS RELATED TO OUR USE OF HAZARDOUS
MATERIALS.

         We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our activities currently comply with these laws and regulations, the risk of contamination or injury still exists. For example, if an accident occurs we could be responsible for any damages and the amount of the damages could exceed our resources. In addition, we may incur significant costs to comply with environmental laws and regulations in the future.

         OUR STOCK PRICE IS SUBJECT TO SIGNIFICANT FLUCTUATIONS WHICH COULD ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL WHICH COULD IN TURN DELAY COMMERCIALIZATION OF OUR PRODUCTS.

         The market prices and trading volumes for securities of emerging companies in our industry have historically been highly volatile and have experienced significant fluctuations. These fluctuations may be unrelated or disproportionate to the operating performance of companies. Our common stock has been publicly traded since July 1998. As of September 7, 1999, our common stock has traded as low as $2 7/8 per share and as high as $29 7/8 per share. In addition to factors related to the volatility of our industry and the stock market, the market price of our common stock may be affected by announcements regarding:

         -        results of research,

         -        development testing,

         -        technological innovations,

         -        new commercial products,

         -        government regulation,

         -        developments concerning proprietary rights,

         -        litigation, or

         -        public perception regarding the safety of our products,

         -        securities analysts' expectations.

         Since our common stock is thinly traded, its price can also fluctuate significantly as a result of sales of a relatively large number of shares of our common stock or the perception that these sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a price we deem appropriate.

         OUR CHARTER AND BYLAWS CONTAIN PROVISIONS THAT MAY PREVENT TRANSACTIONS THAT COULD BE BENEFICIAL TO STOCKHOLDERS.

         Our charter and bylaws restrict how our stockholders can act to affect us. For example:

         - Our stockholders can only act at a duly called annual or special meeting and they may not act by written consent;

         - Special meetings can only be called by our chief executive officer, president, or chairman of the board or by our president or secretary at the written request of a majority of the board of directors; and

         - Stockholders also must give advance notice to the secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting.

         Some of these restrictions can only be amended by a super-majority vote of members of the board and/or the stockholders. These and other provisions of our charter and bylaws, as well as provisions of Delaware law, could prevent changes in our management and discourage, delay or prevent a merger, tender offer or proxy contest, even if the events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our stock.

         In addition, our charter authorizes our board of directors to issue shares of undesignated preferred stock without stockholder approval on terms that the board may determine. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to our other stockholders or otherwise adversely affect their rights and powers, including voting rights. Moreover, the issuance of preferred stock may make it more difficult for another party to acquire, or may discourage another party from acquiring, voting control of us.

         IF WE OR OUR SUPPLIERS FAIL TO BE YEAR 2000 COMPLIANT IT COULD DISRUPT OUR BUSINESS ACTIVITIES, IMPEDE OUR PRODUCT DEVELOPMENT, AND GENERATE SUBSTANTIAL EXPENSES.

         The Y2K issue refers to the inability of date-sensitive computer chips, software and systems to accept other than two-digit entries in the date field. As a result, in the Y2K, many systems could mistake "00" for 1900 or any other incorrect year, resulting in system failures or miscalculations. These failures or miscalculations could disrupt operations, including manufacturing, the processing of transactions and other normal business activities. This is a significant issue for most, if not all companies. The ramifications cannot be predicted with any degree of certainty.

         If any key information technologies or embedded microprocessor technology systems are overlooked, our business could be materially disrupted, for example, our operations could be disrupted to the extent that our suppliers, collaborators, or clinical trial sites are adversely impacted by Y2K.

         In a worse case scenario, if our vendors or the suppliers of our necessary energy, telecommunications and transportation needs fail to provide us with (1) the materials and services which are necessary to develop our products, (2) the electrical power and other utilities necessary to sustain our operations, or (3) reliable means of transporting supplies to us, such failure could interrupt our business, substantially delay progress of our product development programs, and generate substantial expenses.

RISKS RELATED TO OUR INDUSTRY

         WE FACE INTENSE COMPETITION IN OUR INDUSTRY WHICH COULD RENDER OUR POTENTIAL PRODUCTS LESS COMPETITIVE OR OBSOLETE.

         There are a number of potential gene therapy, cell therapy treatments and angiogenic protein infusion therapies which could compete with our potential products. Our products could also compete with drugs or other pharmaceutical products. In addition, a number of new surgical procedures could compete with our potential products, including:

         - laser-based systems to stimulate angiogenesis in the heart, and

         - catheter-based treatments including balloon angioplasty, atherectomy and coronary stenting.

         Many of our competitors have larger research and development staffs and substantially more financial and other resources. These competitors also have more experience and capability in researching, developing and testing products in clinical trials, in obtaining FDA and other regulatory approvals and in manufacturing, marketing and distribution.

         In addition, the competitive positions of other early stage companies may be enhanced significantly through their collaborative arrangements with large pharmaceutical companies, biotechnology companies or academic institutions, which may be more beneficial than our collaborative arrangements. Our competitors may succeed in developing, obtaining patent protection for, receiving regulatory approvals for, or commercializing products at a more rapid pace. If we are successful in commercializing our products, we will be required to compete with respect to manufacturing efficiency and marketing capabilities, areas in which we have no experience. Our competitors may develop or acquire new technologies and products from research institutions, universities or others that are available for sale before our potential products or are more effective than our potential products.

         Any of these developments could render our potential products less competitive or obsolete, and could delay or prevent our commercialization of products. Further, gene therapy in general is a new and rapidly developing technology. We expect this technology to undergo significant change in the future. If there is rapid technological development, our current and future products or methods may become obsolete before we can successfully commercialize them.

         WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH COULD PREVENT OR DELAY THE COMMERCIALIZATION OF OUR PRODUCTS.

         We and our collaborators are subject to extensive government regulation. The FDA and foreign regulatory authorities require rigorous preclinical testing, clinical trials and other product approval procedures. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of our drug products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. The process of seeking these approvals and complying with applicable government regulations is time consuming and expensive, and approvals may not be obtained. Even if approvals are obtained for certain products, any subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

         In addition, gene therapies such as those we are developing are relatively new and are only beginning to be tested in humans. Regulatory authorities may require us or our partners to demonstrate that our products are improved treatments relative to other therapies or may significantly modify the requirements governing gene therapies, which could result in regulatory delays or rejections. Also, even if we obtain regulatory product approval, the approval could limit the uses for which we may market the product which could have the effect of restricting our ability to commercialize the product and reducing our potential revenues.

         We are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local laws and regulations. We or our partners may also be subject to similar regulations in other countries. Failure to comply with such regulatory requirements or to obtain product approvals could impair our ability to develop and market our products and our revenues would suffer.

         IF THE COST OF OUR PRODUCTS IS NOT REIMBURSED BY THIRD PARTIES, IT COULD HARM OUR COMMERCIAL SUCCESS.

         Our commercial success will depend heavily upon whether consumers will be reimbursed for the use of our products. Third-party payors, such as government and private insurance plans, may not authorize or otherwise budget reimbursement for our products. Additionally, third-party payors, including Medicare, are increasingly challenging the prices charged for medical products and services. We may be required to provide substantial cost-benefit data to demonstrate that our products are cost-effective. Third-party payors may not pay the prices set for our products or reimburse consumers for the use of our products. Federal and state regulations also affect the reimbursement to healthcare providers of fees and capital equipment costs in connection with medical treatment.

         HEALTHCARE REFORM MEASURES AND REIMBURSEMENT PROCEDURES MAY ADVERSELY IMPACT THE COMMERCIALIZATION OF OUR PRODUCTS.

         The efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect our business and financial condition as a biotechnology company. In the U.S., government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA. These cost containment efforts are currently increasing in response to recent initiatives to reform healthcare delivery. As managed care organizations continue efforts to contain health care costs, we believe these organizations may attempt to restrict the use of or limit coverage and reimbursements for new products such as those being developed by us. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the U.S. These cost controls may have a material adverse effect on our revenues and profitability and may affect our ability to raise additional capital in a number of ways, including:

         - decreasing the price we, or any of our partners or licensees, receive for any of our products,

         - preventing the recovery of development costs, which could be substantial, and

         -        minimizing profit margins.

Further, our commercialization strategy depends on our collaborators. As a result, our ability to commercialize our products and realize royalties may be hindered if cost control initiatives adversely affect our collaborators.

         OUR MANAGEMENT AND CONTROLLING STOCKHOLDERS WHICH TOGETHER CONTROL A LARGE PORTION OF OUR COMMON STOCK MAY CONTROL OUR OPERATIONS AND MAKE DECISIONS WHICH YOU DO NOT CONSIDER IN YOUR BEST INTEREST.

         Our present directors, executive officers and principal stockholders and their affiliates beneficially own approximately 72.6% of our outstanding common stock. As a result, if all or some of these stockholders were to act together, they would be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in our control that may be favored by other stockholders.

                           FORWARD-LOOKING STATEMENTS

         In addition to historical information, this prospectus may contain forward-looking statements. These statements involve risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in the section entitled "Risk Factors," as well as those discussed elsewhere in this prospectus or in documents incorporated by reference in this prospectus. We undertake no obligation to update these forward-looking statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

         1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, file no. 000-24505, including certain information in our Definitive Proxy Statement in connection with our 1999 Annual Meeting of Stockholders;

         2. Our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 1999 and June 30, 1999, file no. 000-24505;
                  and

         3. The description of Collateral's common stock in its registration statement on Form 8-A filed on June 22, 1998, file no. 000-24505, including any amendments or reports filed for the purpose of updating such description.

         4. Our report on Form 8-K filed on August 12, 1999 including an exhibit.

         The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

         You may request a copy of these filings, at no cost, by writing or telephoning us at:

                          Collateral Therapeutics, Inc.
                              11622 El Camino Real
                           San Diego, California 92130
                                 (858) 794-3400

         YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS ARE NOT AUTHORIZED TO MAKE AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

         Collateral Therapeutics is our registered trademark. This prospectus also includes other trademarks owned by us.

                                 USE OF PROCEEDS

         Collateral will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                              PLAN OF DISTRIBUTION

         Collateral is registering all 2,150,000 shares on behalf of certain selling stockholders. We issued all of the shares to the selling stockholders in a private placement transaction. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the selling stockholders) may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

         - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus,

         - an exchange distribution in accordance with the rules of the respective exchange,

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

         -        in privately negotiated transactions.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

         The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares covered by this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. Collateral will make copies of this prospectus available to the selling stockholders and has informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         Collateral will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

         - the name of each such selling stockholder and of the participating broker-dealer(s),

         -        the number of shares involved,

         -        the price at which such shares were sold,

         - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

         - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

         -        other facts material to the transaction.

         In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, Collateral will file a supplement to this prospectus.

         Collateral will bear all costs, expenses and fees in connection with the registration of the shares, other than fees and expenses, if any, of counsel or other advisers to the selling stockholders. In addition, the selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against various liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify Collateral, its directors, officers who sign the Registration Statement, and control persons against various liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                              SELLING STOCKHOLDERS

         The following table sets forth the number of shares owned by each of the selling stockholders. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Collateral's outstanding shares of common stock. None of the selling stockholders has had a material relationship with Collateral within the past three years other than as a result of the ownership of the shares or other securities of Collateral. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares they hold and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.


                                         SHARES BENEFICIALLY OWNED                            SHARES BENEFICIALLY
                                           PRIOR TO THIS OFFERING                          OWNED AFTER THIS OFFERING
                                         -------------------------                         -------------------------
                                                                        NUMBER OF
                                                       PERCENT OF         SHARES                          PERCENT OF
                                                      OUTSTANDING     REGISTERED FOR                     OUTSTANDING
    NAME OF SELLING STOCKHOLDER           NUMBER         SHARES        SALE HEREBY         NUMBER           SHARES
    ---------------------------          --------     -----------     --------------      --------       -----------
Franklin Biotechnology Discovery           63,000          *               63,000                0               *
Fund (#402)

Franklin California Growth Fund           125,000          1.0%           125,000                0               *
(#180)

Franklin Small Cap Fund (#198)            312,000          2.4%           312,000                0               *

Heritage Series Trust  Aggressive          55,500          *               30,000           25,500               *
Growth

Heritage Series Trust  Smallcap           110,000          *               60,000           50,000               *
Stock Fund

Howard J. Leonhardt                        68,000          *               60,000            8,000               *

Invesco Funds Group, Inc.                 200,000          1.6%           200,000                0               *

Jackson National LifeEagle Smallcap        60,000          *               60,000                0               *
Equity Series

Moore Global Investments Ltd.             109,500          *              109,500                0               *

Nordbanken Fonder AB                       40,000          *               40,000                0               *

Remington Investments Strategies,          24,000          *               24,000                0               *
L.P.

SEB Fondforvaltning                        85,000          *               85,000                0               *

SEB Private Bank Luxembourg                15,000          *               15,000                0               *

SL Holdings Ltd.                           16,500          *               16,500                0               *

State of Wisconsin Investment Board     1,583,000         12.3%           750,000          833,000             6.5%

T. Rowe Price New Horizons  Fund          222,000          1.7%           200,000           22,000               *
                                        ---------                       ---------          -------
TOTAL                                   3,088,500                       2,150,000          938,500
                                        =========                       =========          =======

*Represents beneficial ownership of less than 1%.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon by Brobeck, Phleger & Harrison LLP, San Diego, California. Members of Brobeck, Phleger & Harrison LLP own a total of 259,455 shares of Collateral's common stock.

                                     EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998, have been included in this prospectus in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in auditing and accounting.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.



                                2,150,000 SHARES



                                   COLLATERAL
                               THERAPEUTICS, INC.

                                  COMMON STOCK

                          -----------------------------
                                   PROSPECTUS
                          -----------------------------

                               _________ __, 1999

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates, except for the SEC registration fee.

SEC Registration Fee...............................          $  10,983
Printing and engraving expenses....................              5,000
Legal fees and expenses............................              5,000
Accounting fees and expenses.......................             10,000
Transfer Agent and Registrar Fees..................              5,000
Miscellaneous Expenses.............................             10,000
                                                             ---------
         TOTAL                                               $  45,983
                                                             =========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Section 145 of the Delaware General Corporation Law permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of
Section 145 of the Delaware General Corporation Law.

         Article VII, Section 1 of our Restated Bylaws provides that we shall indemnify our directors, officers, employees and agents to the fullest extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Collateral(or was serving at the Collateral's request as a director or officer of another corporation) shall be paid by Collateral in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Collateral as authorized by the relevant section of the Delaware General Corporation Law.

         As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article V, Section (A) of Collateral's Certificate of Incorporation provides that a director of Collateral shall not be personally liable for monetary damages or breach of fiduciary duty as a director, except for liability
(i) for any breach of the director's duty of loyalty to Collateral or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

         Collateral has directors and officers liability insurance now in effect which insures our directors and officers.

         We have entered into indemnification agreements under Delaware Law with each of our directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for additional indemnification for certain amounts not otherwise covered by directors and officers liability insurance. Under such additional indemnification provisions, however, such director or executive officer will not be indemnified for settlements not approved by us. The indemnification agreements provide for Collateral to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. Collateral's obligations under these indemnification agreements shall continue during the period that such director or officer is serving Collateral as such and shall continue for so long thereafter as such director or officer shall be subject to any possible claim, action, suit or proceeding. For six years after the effective time of the acquisition of Collateral by another entity or the sale of all or substantially all of our assets, Collateral shall cause the acquiring or surviving corporation to indemnify such director or officer in accordance with the terms of this indemnification agreement and use such acquiring or surviving corporation's best efforts to provide director's and officer's liability insurance on terms substantially similar to ours.

         The underwriters of our initial public offering have agreed to indemnify Collateral, each person, if any, who controls Collateral within the meaning of Section 15 of the Securities Act, each director of Collateral, and each officer of Collateral who signs this Registration Statement, with respect to information furnished in writing by or on behalf of such underwriters specifically for use in our S-1 Registration Statement. The selling stockholders have agreed to indemnify us, each of our directors, each of our officers who signed the Registration Statement and each person, if any, who controls Collateral within the meaning of the Securities Act, with respect to (i) any failure by such selling stockholder to comply with covenants and agreements respecting the sale of the Shares pursuant to this Registration Statement or
(ii) the inaccuracy of any representation made by such selling stockholder in connection therewith or (iii) with respect to written information furnished to us by or on behalf of such selling stockholder expressly for use in this Registration Statement and Prospectus.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS.
    EXHIBIT NO.         DESCRIPTION
  -------------         -----------

        4.1       Instruments defining the rights of stockholders. Reference is made to the Registration Statement on Form 8-A, filed June 22,
                  1998.
        *5.1      Opinion of Brobeck, Phleger & Harrison LLP
       *23.1      Consent of Ernst & Young LLP, Independent Auditors
       *23.2      Consent of Brobeck, Phleger & Harrison LLP. Included in the
                  Opinion of Brobeck, Phleger & Harrison LLP filed as Exhibit
                  5.1.
       *24.1      Power of Attorney. Included on page II-4 of this registration statement.

         -------------------
         *  Previously filed.

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-K at the state of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, California, on the 9th day of September 1999.

                        COLLATERAL THERAPEUTICS, INC.


                        By:      /s/ Jack W. Reich
                                 -------------------------------------------
                                 Jack W. Reich
                                 President and Chief Executive Officer

                        By:      /s/ Christopher J. Reinhard
                                 -------------------------------------------
                                 Christopher J. Reinhard
                                 Chief Operating and Chief Financial Officer

                                POWER OF ATTORNEY


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

               Signature                     Title
               ---------                     -----
       /s/ Jack W. Reich, Ph.D.              President and Chief Executive             September 9, 1999
---------------------------------------      Officer (Principal Executive Officer)
             Jack W. Reich

      /s/ Christopher J. Reinhard            Chief Operating and Chief Financial       September 9, 1999
---------------------------------------      Officer (Principal Financial and
        Christopher J. Reinhard              Accounting Officer)

                   *                         Director                                  September 9, 1999
---------------------------------------
           Craig S. Andrews

                   *                         Director                                  September 9, 1999
---------------------------------------
           Robert L. Engler

                   *                         Director, Vice President, Research        September 9, 1999
---------------------------------------
         H. Kirk Hammond, M.D.

                   *                         Director                                  September 9, 1999
---------------------------------------
          Charles J. Aschauer

                   *                         Director                                  September 9, 1999
---------------------------------------
        Ronald I. Simon, Ph.D.

                   *                         Director                                  September 9, 1999
---------------------------------------
      Dale A. Stringfellow, Ph.D.

    * By: /s/ Jack W. Reich, Ph.D.
---------------------------------------
         Jack W. Reich, Ph.D.
           Attorney-In-Fact

                                  EXHIBIT INDEX


    EXHIBIT NO.         DESCRIPTION
    -----------         -----------

       4.1        Instruments defining the rights of stockholders. Reference is made to the Registration Statement on Form 8-A, filed June 22,
                  1998.
       *5.1       Opinion of Brobeck, Phleger & Harrison LLP
      *23.1       Consent of Ernst & Young LLP, Independent Auditors
      *23.2       Consent of Brobeck, Phleger & Harrison LLP. Included in the
                  Opinion of Brobeck, Phleger & Harrison LLP filed as Exhibit
                  5.1.
      *24.1       Power of Attorney. Included on page II-4 of this registration statement.

         -------------------
         *  Previously filed.